FEE RULE
FORM 13-502F1
CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name:                                     Polymet Mining Corp.

Fiscal year end date used
     to calculate capitalization:                                January 31, 2008

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the
issuer's most recent fiscal year end	(i)
136,991,075

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses
2.11(a)(ii)(A) and (B) of the Rule)	(ii)
3.52

Market value of class or series	(i) X (ii) =	(A)
482,208,584

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in

Canada or the United States of America at the end of the fiscal year)		(B)

Market value of other securities:
(See paragraph 2.11(b) of the Rule)

(Provide details of how value was determined)		(C)

(Repeat for each class or series of securities)		(D)

Capitalization
(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	482,208,584

Participation Fee		14,700
(From Appendix A of the Rule, select the participation fee
beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining
in the issuer's fiscal year	=
12

Late Fee, if applicable
(As determined under section 2.5 of the Rule)